SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, September 1, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announced that on August 31, 2015, in compliance with CVM Instruction 358/2002, as amended ("INCVM 358"), hereby informs its shareholders and the market the following, in complement to the material fact published on July 10, 2015.

On August 31, 2015, our subsidiary Gol LuxCo S.A. (“Gol LuxCo”) has entered into, acting as borrower, the “Credit and Guaranty Agreement” together with Morgan Stanley Senior Funding, Inc., (“Morgan Stanley”), acting as administrative agent and representative of the interests of the creditors, with an aggregate principal amount of U.S.$ 300,000,000 (three hundred millions US Dollars), with remuneration of 6.5 % per year and maturity date of five years (“Credit Agreement”). The Company and VRG Linhas Aéreas S.A. (“VRG” and, together with the Company, the “Guarantors”) granted personal guarantee in order to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement.

Besides the guarantee granted by the Guarantors, Delta Air Lines, Inc. (“Delta”) granted a backstop guaranty, in order to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement.

In order to guarantee the fulfillment of obligations assumed by Gol LuxCo, it was granted a personal guarantee by the Company and VRG and a pledge of ordinary shares issued by Smiles S.A. (“Smiles”) and owned by the Company, as well as its economic rights.

The above transaction is part of the strategic transactions agreed by the Company and Delta, as disclosed in the material fact published by the Company on July 10, 2015.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.